Exhibit 12.1

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges

(In millions, unaudited)

	2000		2001		2002		2003		2004
Actual:
Computation of Earnings:

Income from continuing operations before income taxes	$1,219		$814		(1,373)		$646		$884
Adjustment for undistributed equity earnings, net of distributions	(375)		(154)		247		(51)		(41)
Depreciation of previously capitalized interest	7		9		12		16		17
Fixed charges	1,267		1,600		2,039		2,163		2,019
Less:
Capitalized interest	(170)		(211)		(234)		(115)		(48)
Preference security dividend of consolidated subsidiary	(4)		(5)		(4)		(5)		(4)
Minority interest in pre-tax income of subsidiary that has not incurred fixed charges	—		—		—		—		—

Earnings	$1,944		$2,053		$687		$2,654		$2,827

Computation of Fixed Charges:
Interest expensed and amortization of issuance costs	$1,039		$1,324		$1,741		$1,983		$1,907
Capitalized interest	170		211		234		115		48
Preference security dividend of consolidated subsidiary	4		5		4		5		4
Interest expense included in rental expense	54		60		60		60		60

Fixed Charges	$1,267		$1,600		$2,039		$2,163		$2,019

Ratio of earnings to fixed charges	1.53	x	1.28	x	.34	x	1.23	x	1.40	x